[BRYAN CAVE LETTERHEAD]

June 5, 2017

VIA EDGAR

Joel Parker
 Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

RE:          Express Scripts Holding Company ("Express Scripts")
Form 10-K for the year ended December 31, 2016
Filed February 14, 2017
File No. 1-35490
 Comment letter dated May 30, 2017

Dear Mr. Parker:
In follow-up to our conversation today with Hillary Daniels of the Staff of the Division of Corporation Finance, this letter will confirm that Express Scripts has requested and received an extension until June 27, 2017 to respond to the above-referenced comment letter. If you have any questions or comments, please do not hesitate to contact me at 314-259-2149, or rrwang@bryancave.com.

Sincerely,
/s/ R. Randall Wang
R. Randall Wang

cc:  Eric R. Slusser
       Martin P. Akins